                                                               February 16, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8925
                                File No. 70-9129

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 23, 1996 and December 22, 1997, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that:

                                    Confidential treatment requested.



                                            Very truly yours,

                                            Columbia Energy Group

                                            By: //s// J. W. Grossman
                                               ------------------------------
                                                J. W. Grossman, Vice President